SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SOUNDTHINKING, INC.
(Name of Subject Company (Issuer))

TRANSOM SIGNAL MERGERSUB, INC.
(Names of Filing Persons (Offeror))
a direct wholly owned subsidiary of

TRANSOM SIGNAL ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a direct wholly owned subsidiary of

TRANSOM SIGNAL HOLDCO, INC.
TRANSOM SIGNAL TOPCO, LP
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.005 per share
(Title of Class of Securities)

82536T 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Robert E. Goedert, P.C.
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, par value $0.005 per share (the “Shares”), of SoundThinking, Inc., (the “Company”), a Delaware corporation, by Transom Signal MergerSub, Inc., (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Transom Signal AcquireCo, LLC, (“Parent”), a Delaware limited liability company, to be commenced pursuant to the Agreement and Plan of Merger, dated as of September 28, 2026 (the “Merger Agreement”), by and among the Company, Merger Sub and Parent. Merger Sub is a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Transom Signal HoldCo, Inc., a Delaware corporation (“HoldCo”). HoldCo is a wholly owned subsidiary of Transom Signal TopCo, LP, a Delaware limited partnership, which is controlled by its affiliate Transom Capital Fund IV, L.P. (together with its affiliates, “Transom”), a Delaware limited partnership.

Additional Information and Where to Find It

In connection with the proposed transaction, Parent and Merger Sub will commence a tender offer for all of the outstanding shares of common stock of the Company. The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Transom intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain a free copy of these materials and other documents filed by the Company and Transom with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at ir.soundthinking.com.

INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

This filing contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements that refer to the transaction positioning the Company’s business for the future and enabling the Company to operate with greater flexibility as a private company; and statements regarding the structure, timing, and completion of the proposed transaction between Transom and the Company. Forward-looking statements often address expected future business and financial performance and often contain words such as “expect,” “anticipate,” “should,” “believe,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “could,” “intend” and similar expressions. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control and are not guarantees of future results. These forward-looking statements are based on the beliefs and assumptions of management at the time that these statements were prepared and are inherently uncertain. Such statements, events or results may not accurately indicate the timing of, or the date by which, such events or results will be consummated or achieved, if at all. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in these statements. You should not place undue reliance on these forward-looking statements. Such risks, uncertainties and contingencies include, among others: (i) the satisfaction or waiver of closing conditions to the potential transaction in the anticipated timeframe or at all; (ii) uncertainty as to how many of the Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; (iii) the expected timing of the potential transaction; (iv) the possibility that competing offers will be made; (v) the effect of the announcement of the potential transaction on the Company’s business relationships, including with partners, customers and employees; (vi) the magnitude of transaction-related costs associated with the potential transaction and the possibility that anticipated synergies and other anticipated benefits of the potential transaction will not be realized in the amounts expected, within the expected timeframe or at all; (vii) the risk of litigation and/or regulatory actions related to the proposed transaction; (viii) the risk that milestones under the contingent value rights will not be reached and that payments under the contingent value rights will not be made; (ix) the risk that the Company’s stock price may fluctuate during the pendency of the transaction; (x) the response of competitors and other market participants to the potential transaction; (xi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (xii) the diversion of the Company’s or Transom’s respective management’s time and attention from ongoing business operations and opportunities; (xiii) difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees; (xiv) the expected tax treatment of the potential transaction; (xv) the impact of global macroeconomic conditions on the Company’s business; and (xvi) other circumstances beyond the Company’s and Transom’s control, including those included elsewhere in the Company’s periodic filings with the SEC. There can be no assurance that the potential transaction described above will in fact be consummated in the manner described or at all. Stockholders, investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary from those stated in forward-looking statements, please see the Company’s most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and other SEC filings. These forward-looking statements are made as of the date of this filing and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Except as required by applicable law, neither the Company nor Transom undertakes any duty or obligation to update any forward-looking statements contained in this filing as a result of new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Exhibit Index

Exhibit No	Description

99.1	Press Release, dated September 29, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of SoundThinking, Inc., filed on September 29, 2026)